Exhibit 99.1

Lichen China Limited Announces Effective Date of Reverse Stock Split and Name Change

XIAMEN, China,February 27, 2025 /PRNewswire/ -- Lichen China Limited (Nasdaq: LICN) (“Lichen China” or the “Company”), a dedicated financial and taxation service provider in China today announced the date of effectiveness and the ratio of a forthcoming reverse stock split (the “Reverse Split”) of the Company’s ordinary shares (the “Ordinary Shares”). On February 12, 2025, the Company announced, on a Current Report on Form 6-K, the voting results from the annual meeting of shareholders (the “Meeting”) held on February 10, 2025. At the Meeting, shareholders voted upon and approved Proposal 2 to effect a Reverse Split with a ratio of not less than one-for-twenty and not more than one-for-two-hundred within one year after the date of passing of the resolution, with the exact ratio to be set at a whole number within this range as determined by the Company’s board of directors (the “Board”) in its sole discretion.

On February 10, 2025, the Board approved a one-for-two-hundred (1:200) Reverse Split of the Company’s issued and unissued Class A and Class B ordinary shares. The Company anticipates that beginning with the opening of trading on March 3, 2025, the Company’s Class A ordinary shares will trade on the Nasdaq Capital Market on a split-adjusted basis and will have a new CUSIP number, G5479G116.

The Reverse Split affects all issued and outstanding shares of the Ordinary Shares. In addition, the Reverse Split reduces the number of Ordinary Shares issuable upon the exercise of share options or warrants outstanding immediately prior to the Reverse Split. The par value of the Ordinary Shares will increase to $0.008 per share after the Reverse Split. The Reverse Split affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s equity. No fractional shares will be issued; instead, shareholders who would otherwise be entitled to a fractional share will have their entitlement rounded up to the nearest whole share.

The Company anticipates that the reverse stock split will increase the market price per share of the Company’s Ordinary Shares, bringing the Company into compliance with The Nasdaq Capital Market’s $1.00 minimum bid price listing requirement.

Registered shareholders holding pre-split shares of the Company’s Ordinary Shares are not required to take any action to receive post-split shares. Shareholders owning shares via a broker, bank, trust or other nominee will have their positions automatically adjusted to reflect the reverse stock split, and will not be required to take any action in connection with the reverse stock split.

Additionally, the Company has officially changed its name from Lichen China Limited to Lichen International Limited, with the change expected to take effect on March 3, 2025. This name change was duly approved by the Company’s shareholders on February 10, 2025. Moving forward, the Company will operate under its new name, and all existing agreements, rights, and obligations will remain unchanged.

About Lichen China Limited

Lichen China Limited focuses on providing financial and taxation solution services, education support services, and software and maintenance services under its “Lichen” brand. In recognition of the Company’s expertise and experience in the financial and taxation solution services industry for over 18 years, the Company has built up its reputation as a dedicated financial and taxation solution services provider of professional and high-quality services in China. For more information, please visit the Company’s website: https://ir.lichenzx.com/.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For more information, please contact:

Tian Sun
Phone: +86-0592-5586999
Email: ir@lichenzx.com